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                UNITED STATES                          -------------------------
        SECURITIES AND EXCHANGE OMMISSION              OMB Number:  3235-0058
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                      FORM 12b-25
              NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                              0-20713
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                                                             CUSIP NUMBER
                                                              29382F 10 3
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(Check One):  [X]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR
              For Period Ended: DECEMBER 31, 1996

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q [ ] Transition Report on
              Form N-SAR For the Transition Period Ended: _____________________

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             Read Instruction (on back page) Before Preparing Form.
            Please or Type. Nothing in this form shall be construed to imply that the has verified any information contained herein.
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If the notification relates to a portion of the filing of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
EntreMed, Inc.
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Full Name of Registrant

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Former Name if Applicable
9610 Medical Center Drive, Suite 200
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Address of Principal Executive Office (Street and Number)
Rockville, Maryland  20850
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City, State and Zip Code

PART II-- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b)    The subject annual report, semi-annual report, transition
[X] report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has not yet finalized disclosure required to be contained in its Annual Report on Form 10-K for the year ended December 31, 1996.

                                                                 SEC 1344(11-91)

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
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       JOHN C. THOMAS, JR.               (770)                    514-0077
       -------------------               -----                    --------
            (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
       answer is no, identify report(s).                         [X]Yes [ ]No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                          [X]Yes [ ]No

If so, attach an explanation of the anticipation, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant expects to report a net loss of approximately $4,770,832 for the year ended December 31, 1996, as compared to a net loss of approximately $7,710,000 for the year ended December 31, 1995.

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                                 ENTREMED, INC.
                                 --------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  MARCH 31, 1997        By:  /s/ John W. Holaday
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                                John W. Holaday, Ph.D.
                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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